1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

August 25, 2023

VIA EDGAR CORRESPONDENCE

Mindy Rotter

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	ALPS ETF Trust (the “Registrant” or “Trust”) File Nos. 333-148826, 811-22175

Dear Ms. Rotter:

We are writing in response to comments you provided telephonically on behalf of the Securities and Exchange Commission (the “SEC”) staff (the “Staff”) to Kyle Whiteman and me on July 27, 2023 with respect to the Annual Report for certain series of the Registrant (the “Funds”) for the period ended November 30, 2022, filed on Form N-CSR on February 7, 2023 (the “Annual Report”). On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter. To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the Annual Report or the Registrant’s Registration Statement, as applicable.

Comment 1:	For the Alerian MLP ETF and Alerian Energy Infrastructure ETF, please describe in correspondence how the Funds’ benchmarks are an “appropriate broad-based securities market index” as described in Form N-1A, Item 27. In correspondence, please include a description about how the custom benchmarks are administered by an organization that is not affiliated with the Funds, the Funds’ adviser or the Funds’ principal underwriter.

Response:	The Registrant is not aware of any authoritative guidance from the SEC or the Staff indicating that a custom index, such as those used by Alerian MLP ETF and Alerian Energy Infrastructure ETF, cannot represent an “appropriate broad-based securities market index” as that term is used in Form N-1A; however, the Registrant believes its approach is consistent with the limited authoritative guidance from the SEC and the Staff regarding the definition and purpose of an “appropriate broad-based securities market index.”

Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” Each Fund’s primary benchmark index is administered by Alerian, which is not an affiliated person of the Funds, their investment adviser, or their principal underwriter. Accordingly, we respectively submit that each Fund’s primary benchmark satisfies the Form N-1A definition.

The SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.”1 In rejecting the mandatory use of peer group comparisons for all funds, the SEC stated that “[t]he index comparison requirement is designed to show how much value the management of the fund added by showing whether the fund ‘out-performed’ or ‘under-performed’ the market, and not so much whether one fund ‘out-performed’ another.”2

Early guidance on the meaning of an “appropriate broad-based securities market index” comes from SEC statements in 1972 regarding their use in the context of Section 205(b) of the Investment Advisers Act of 1940. Specifically, the SEC stated:

In determining whether an index is appropriate for a particular investment company, directors should consider factors such as the volatility, diversification of holdings, types of securities owned and objectives of the investment company. For example, a broadly based market value weighted index of common stocks ordinarily would be an appropriate index, but an index based upon a relatively few large ‘blue chip’ stocks would not. For investment companies that invest exclusively in a particular type of security or industry, either a specialized index that adequately represents the performance of that type of security or a broadly based market value weighted index ordinarily would be considered appropriate. Of course, if an investment company invests in a particular type of security an index which measures the performance of another particular type of security would be inappropriate.3 (emphasis added)

1  Registration Form Used by Open-End Management Investment Companies, SEC Release No. IC-23064 (Mar. 13, 1998).

2 Disclosure of Mutual Fund Performance and Portfolio Managers, SEC Release No. 33-6988 (Apr. 6, 1993).

3 Factors to be Considered in Connection with Investment Advisory Contracts Containing Incentive Fee Arrangements, SEC Release Nos. IA-315, IC-7113 (Apr. 18, 1972).

Finally, in regards to the ability of a fund to select a broad-based index, the SEC stated that “[the ‘appropriate index’ language] would give a fund a considerable degree of flexibility to select an index that it believes best reflects the markets in which the fund invests.

In light of each Fund’s investment objective and principal investment strategies, the Registrant believes that each Fund’s custom index is “appropriate” within the meaning of the Form N-1A definition because the custom index reflects the market for the principal investments of the Fund. Importantly, each Fund’s custom index is calculated and administered by an organization unaffiliated with the Funds, their investment adviser and their principal underwriter.4

In addition, the Registrant emphasizes that, consistent with the SEC’s guidance that funds should have “a significant degree of flexibility to select an index that it believes best reflects the markets in which the fund invests”, funds should be given considerable deference in determining whether a custom benchmark index is an “appropriate broad-based securities market index” so long as the index satisfies the Form N-1A definition as is the case with respect to the Funds.

4 “To prevent a conflict of interest from arising, the index must be created and administered by an organization that is not an affiliated person of the fund, its adviser or principal underwriter . . . .” Disclosure of Mutual Fund Performance and Portfolio Managers, Investment Company Act Rel. No. 19382 (Apr. 6, 1993) (citing potential conflicts of interest as the primary reason for requiring a broad-based securities market index to be administered by an unaffiliated third party, unless the index is widely recognized and used, in which case the potential for conflict is diminished because the index is used for purposes other than as a benchmark against which to measure fund performance).

Comment 2:	Please review and update EDGAR for missing ticker symbols for the Funds, as applicable. For example, see the ALPS Hillman Active Value ETF and ALPS Intermediate Municipal Bond ETF.

Response:	Comment accepted. The Registrant will update EDGAR accordingly.

Comment 3:	Please explain in correspondence what “Due to/from Authorized Participant” noted in a Fund’s Statement of Assets and Liabilities represents. For example, see the ALPS Clean Energy ETF.

Response:	The “Due to/from Authorized Participants” represents a receivable or payable due to unsettled creation unit activity as of the reporting date.

Comment 4:	For those Funds with a unitary fee structure, whereby ALPS Advisors, Inc. (the “Adviser”) is obligated to pay service providers on behalf of the Fund, please describe in correspondence whether the Adviser is current on all payments to Fund service providers. Please also describe whether the agreements filed with the SEC have provisions where the Fund is contractually obligated to pay such service providers.

Response:

For the Funds with a unitary fee structure, the Adviser confirms that it is current on all payments to Fund service providers. For those Funds with a unitary fee structure, the Adviser’s unitary management fee is designed to pay substantially all of each Fund’s expenses and to compensate the Adviser for providing services for each Fund.

With respect to the Trust’s service provider agreements filed with the SEC as an exhibit to the Trust’s registration statement, the following agreements contain provisions where the Trust is contractually obligated to pay such service providers: the Investment Advisory Agreement between the Trust and the Adviser dated May 31, 2018, as amended; the Sub-Advisory Agreement dated June 10, 2013 between the Trust and RiverFront Investment Group, LLC (“RiverFront”), with respect to the RiverFront Strategic Income Fund, as amended (for which the Trust is obligated to pay RiverFront a portion of compensation due under the agreement); the Master Custodian Agreement between the Trust and State Street Bank and Trust (“State Street”) dated June 30, 2015, as amended; the Transfer Agency and Service Agreement between the Trust and State Street dated June 30, 2015, as amended; and the Fund Accounting Agreement between the Trust and ALPS Fund Services, Inc. dated August 3, 2015, as amended.

Comment 5:	Form N-CSR was updated in January 2022. The most recent Form can be found on the SEC’s website. In particular, please note that Items 4(i) and 4(j) of Form N-CSR are required to be addressed whether or not the response is applicable. For all Funds, please provide responses to these items in correspondence, and please confirm in correspondence that responses to these items will be provided within the N-CSR filing going forward.

Response:	The responses for Items 4(i) and 4(j) of Form N-CSR should have been “Not Applicable” for each. The Registrant will provide the relevant response in future filings.

Comment 6:	For those Funds that hold a significant amount of net assets in other funds, please include disclosure in the Fund’s financial statements informing shareholders how they may obtain a copy of the financial statements of such underlying funds.

Response:	The ALPS Equal Sector Weight ETF (EQL) holds a significant amount of net assets in underlying funds. EQL does not currently include disclosure in its financial statements informing shareholders how they may obtain a copy of the financial statements of such underlying funds, but will include such disclosure in future financial statements.

Comment 7:	Please review the names of the Fund benchmarks disclosed in the Funds’ prospectuses as compared to how they are named in the Funds’ Management’s Discussion of Fund Performance (“MDFP”) performance chart and line graph in the shareholder reports, and explain in correspondence the differences in disclosure. Please confirm in correspondence that the names of the benchmarks will be consistently disclosed going forward. For example, see the ALPS Sector Dividend Dogs ETF, ALPS International Sector Dividend Dogs ETF, ALPS Emerging Sector Dividend Dogs ETF, ALPS REIT Dividend Dogs ETF and ALPS Barron’s 400 ETF.

Response:	Comment accepted. The Registrant confirms that for certain Funds, the Fund’s benchmark as disclosed in the Funds’ MDFP performance chart and line graph in the shareholder reports included “Total Return,” whereas the benchmarks included in the prospectuses omitted this description. The Registrant confirms that it will provide consistent benchmark descriptions for the Funds in future prospectuses and MDFP performance charts and line graphs in the shareholder reports.

Should you have any questions, please feel free to contact me at (202) 261-3464.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Richard Noyes, ALPS Fund Services, Inc.